FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes....... No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following item is hereby incorporated by reference in the following HSBC Holdings plc Registration Statements (File Nos. 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639 333-145859, 333-92024, 333-128246 and 333-103419)

NOT FOR DISTRIBUTION, PUBLICATION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, INDIA, INDONESIA, JAPAN, MEXICO, THE KINGDOM OF SAUDI ARABIA, SOUTH KOREA, SWITZERLAND, TURKEY, THE UNITED ARAB EMIRATES OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION, PUBLICATION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS MAY BE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

2 March 2009

HSBC Holdings plc

PROPOSED 5 FOR 12 RIGHTS ISSUE OF 5,060,239,065 NEW ORDINARY SHARES AT 254 PENCE EACH

HSBC Holdings plc today announces a 5 for 12 Rights Issue at 254 pence per share to raise approximately £12.5 billion (US$17.7 billion) (net of expenses). Holders of HSBC’s ADSs are also expected to be able to participate in the Rights Issue.

Maintaining our traditional financial strength

•	Fully underwritten Rights Issue announced to enhance HSBC’s capital strength.

•

Subject to shareholder approval on 19 March 2009, this will add 150 basis points to HSBC’s capital ratios, strengthening the core equity tier 1 ratio to 8.5 per cent and the tier 1 ratio to 9.8 per cent, both on a pro forma basis as at 31 December 2008.

•	Internal capital generation remains strong with a tier 1 ratio of 8.3 per cent and total capital ratio of 11.4 per cent as at 31 December 2008.

•

The Rights Issue enhances HSBC’s ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events and gives HSBC options in relation to opportunities for those with superior financial strength.

•	Higher regulatory capital requirements and changing market sentiment have raised expectations regarding capital levels.

•	Top of HSBC’s target tier 1 ratio range raised to 10 per cent from 9 per cent.

•	HSBC continues to manage capital allocation within the HSBC Group to concentrate on its core emerging markets and faster growing businesses.

•

HSBC’s Directors who are entitled to acquire New Ordinary Shares under the Rights Issue intend to take up in full their rights to acquire New Ordinary Shares other than the rights arising in connection with any Ordinary Shares the executive Directors hold through the Share Ownership Plan.

Stephen Green, Group Chairman of HSBC, said: “Today HSBC is well capitalised, liquid and profitable. We are determined that HSBC should maintain its signature financial strength which is supported by a conservative balance sheet characterised by an advances to deposits ratio of 83.6 per cent.”

“We remain confident that HSBC is well-placed in today's environment and that our strength leads to opportunity. Our strategy has served us well and positions HSBC for long-term growth with attractive returns. We continue to combine our position as the world's leading emerging markets bank with an extensive international network across both developed and faster growing markets.”

“Planned internal capital generation remains strong and this capital raising will enhance our ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events. Importantly, it will also give us options regarding opportunities which we believe will present themselves to those with superior financial strength. Your Board believes that the Rights Issue is in the best interests of shareholders, helping us strengthen our competitive positioning so that we can better deliver sustained value over time.”

This summary should be read in conjunction with the full text of this announcement.

HSBC Holdings plc

PROPOSED 5 FOR 12 RIGHTS ISSUE OF 5,060,239,065 NEW ORDINARY SHARES AT 254 PENCE EACH

Introduction

HSBC Holdings plc today announces a Rights Issue to raise approximately £12.5 billion (US$17.7 billion) (net of expenses).

The Rights Issue will result in the issue of 5,060,239,065 New Ordinary Shares at 254 pence per share, on the basis of:

5 New Ordinary Shares for every 12 Existing Ordinary Shares held on the Record Date.

The Rights Issue is being underwritten.

HSBC has also today published its results for the financial year ended 31 December 2008. The results announcement and the Annual Report and Accounts for the financial year ended 31 December 2008 can be viewed at www.hsbc.com/investor-relations.

The Rights Issue is conditional upon, amongst other things, Shareholders’ approval of an increase in the Company’s authorised share capital to create sufficient Ordinary Shares for the Rights Issue and the Shareholders granting authority to the Directors to allot and issue the New Ordinary Shares at the General Meeting.

The Board considers that the Rights Issue and the Resolutions are in the best interests of the Company and its Shareholders as a whole and accordingly the Board unanimously recommends to Shareholders that they vote in favour of the Resolutions, as the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares.

Background to and reasons for the Rights Issue

HSBC has long maintained a culture of responsibility and conservative risk management which have combined to produce a strong financial position which has enabled it to create valued long-term relationships with customers. These fundamental beliefs are deeply rooted in the Company's character. The key elements of financial strength are a strong capital base coupled with sustainable and stable funding sources, and in particular a strong and growing deposit base. Those strengths have served HSBC well over the years. Today HSBC is well capitalised, liquid and profitable. The Company’s capital strength is supported by a conservative balance sheet characterised by an advances to deposits ratio of 83.6 per cent as at 31 December 2008 and a core funding base that continues to grow.

The Company is however today facing unprecedented turmoil in the economic and financial environment, with major uncertainties ahead. The current global economic downturn, combined with extreme volatility in financial markets, means that the financial system remains under stress. Over the past 12 months, many of HSBC’s competitors have received significant government capital injections or have raised capital from shareholders and other investors. Higher regulatory capital requirements, in part from the effect of the economic downturn on capital requirements under the Basel II regime, as well as changing market sentiment on appropriate levels of leverage, have also raised expectations regarding capital levels. While the Company has maintained strong capital ratios, it is now raising the top of its target range for the tier 1 ratio so that the range will be from 7.5 per cent to 10 per cent. The Rights Issue will add 150 basis points to the Company’s capital ratios, strengthening the core equity tier 1 ratio to 8.5 per cent and the tier 1 ratio to 9.8 per cent on a pro forma basis as at 31 December 2008. HSBC is determined that it should maintain its signature financial strength.

HSBC is continuing to manage the capital allocation within the HSBC Group to concentrate on its core emerging markets and faster growing businesses. In light of continuing losses from the Company’s US consumer finance business, it has today announced further actions in the US to restructure its operations and to put into run off all of its branch-based consumer lending operations, which are branded “HFC” and “Beneficial”. The Company has also closed down most of its structured credit and mortgage-backed securities distribution operations. Outside the US, during 2008 the Company has sold certain businesses that are not core to its strategy, such as its French regional banks.

HSBC remains confident that it is well-placed in today’s environment and that the Company’s strength leads to opportunity. The Company’s strategy has served HSBC well and positions it for long-term growth with attractive returns. HSBC continues to combine its position as the world’s leading emerging markets bank with an extensive international network across both developed and faster growing markets. At the same time, as the financial system exhibits stress, HSBC’s competitive position is improving as the capacity and capabilities of financial institutions are constrained by lack of capital and funding; many of them are also focusing more on their respective domestic markets.

Planned internal capital generation remains strong and this capital raising will enhance HSBC’s ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events. Importantly, it will also give HSBC options regarding opportunities which HSBC believes will present themselves to those with superior financial strength. These may involve organic investment in the continued taking of market share from more capital constrained competitors. There may also be opportunities to grow through targeted acquisitions, by taking advantage of attractive valuations where the opportunities in question align with HSBC’s strategy and the risks are understood.

As explained below, HSBC’s Directors have rebased the envisaged dividend per share, for the first three interim dividends in respect of 2009, to reflect the impact of the enlarged ordinary share capital resulting from the Rights Issue, prevailing business conditions and capital requirements. Until the end of 2007, HSBC had grown its dividend per share by 10 per cent or more every year for 15 years, reflecting the strong growth and shareholder returns that the Company has delivered. For 2009, the Directors have carefully considered HSBC’s dividend payments in view of the Company’s desire to retain its absolute and relative position of capital strength. The current challenges that have left much of the wider financial services sector unable to support cash returns to shareholders have also been factored into this consideration.

The dividend payments envisaged remain substantial and reflect management’s long-term confidence in the business. However, they also move the Company to a more conservative position to reflect the uncertain current environment and to retain more capital within the business. HSBC will continue to aim to pay progressive dividends in line with the long-term growth of the business.

During a period of global financial turmoil, HSBC’s business model, the broad base of its earnings, its distinctive character and its brand mean that HSBC remains one of the strongest international banks.

The Directors believe that the Rights Issue is in the best interests of Shareholders, helping the Company strengthen its competitive positioning so that HSBC can better deliver sustained value over time.

Summary of the principal terms of the Rights Issue

Pursuant to the Rights Issue, the Company is proposing to offer New Ordinary Shares by way of rights to all Qualifying Shareholders (other than, subject to certain exceptions as agreed with the Company and certain of the Banks, Qualifying Shareholders with registered addresses in any of the Excluded Territories) on the following basis:

5 New Ordinary Shares for every 12 Existing Ordinary Shares

Held and registered in their name on the Record Date. Entitlements to New Ordinary Shares will be rounded down to the nearest whole number. Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders but will be aggregated and sold in the market for the benefit of the Company.

The Issue Price for Shareholders on the UK principal register is 254 pence per New Ordinary Share. The Issue Price for Shareholders on the Hong Kong branch register is HK$28.00 per New Ordinary Share, which was calculated by reference to the £ : HK$ exchange rate of £1 : HK$11.0236 at approximately 3.00 p.m. (UK time) on 27 February 2009 as published by Bloomberg. The Issue Price for Shareholders on the Bermuda branch register is US$3.61 per New Ordinary Share, which was calculated by reference to the £ : US$ exchange rate of £1 : US$1.42145 at approximately 3.00 p.m. (UK time) on 27 February 2009 as published by Bloomberg. The Issue Price was determined after discussions between the Company and certain of the Banks with reference to the market price of the Ordinary Shares on and prior to 27 February 2009 (being the last Business Day prior to the release of this announcement). The net price raised per New Ordinary Share upon full acceptance of the relevant provisional allotment of New Ordinary Shares (assuming that no Ordinary Shares are issued pursuant to the exercise of options granted under HSBC share plans) will be approximately 247 pence per New Ordinary Share.

The Issue Price for Shareholders on the UK principal register of 254 pence per New Ordinary Share represents a discount of approximately 47.5 per cent to the Closing Price of an Ordinary Share of 484.21 pence on 27 February 2009 (being the last Business Day prior to the release of this announcement) and a 39.0 per cent discount to the theoretical ex-rights price based on that Closing Price, in each case adjusted for the fact that the New Ordinary Shares will not rank for the fourth interim dividend in respect of the financial year ended 31 December 2008 of US$0.10 per Ordinary Share. The unadjusted Closing Price of an Ordinary Share on 27 February 2009 was 491.25 pence.

The Issue Price for Shareholders on the Hong Kong branch register of HK$28.00 per New Ordinary Share represents a discount of approximately 50.2 per cent to the closing price on the Hong Kong Stock Exchange of an Ordinary Share of HK$56.17 on 27 February 2009 (being the last Business Day prior to the release of this announcement), adjusted for the fact that the New Ordinary Shares will not rank for the fourth interim dividend in respect of the financial year ended 31 December 2008 of US$0.10 per Ordinary Share. The unadjusted closing price on the Hong Kong Stock Exchange of an Ordinary Share on 27 February 2009 was HK$56.95.

The completion of the Rights Issue will result in 5,060,239,065 New Ordinary Shares being issued (representing approximately 41.7 per cent of the existing issued ordinary share capital of the Company as at 27 February 2009 (being the latest practicable date prior to the release of this announcement) and 29.4 per cent of the Enlarged Share Capital). If a Qualifying Shareholder does not take up any of his/her entitlement under the Rights Issue, his/her proportionate shareholding will be diluted by 29.4 per cent.

Conditions of the Rights Issue

HSBC will seek approval from its Shareholders for the Resolutions required to authorise the Company to carry out the Rights Issue at the General Meeting to be held on Thursday 19 March 2009.

The Rights Issue is conditional, amongst other things, upon:

(i)	the Underwriting Agreement having become unconditional in all respects save for the condition relating to UK Admission and not having been terminated in accordance with its terms;
(ii)

UK Admission becoming effective by not later than 8.00 a.m. on 20 March 2009 (or such later time and date (being not later than 27 March 2009) as certain of the parties to the Underwriting Agreement may agree); and

(iii)	the passing, without material amendment, of the Resolutions.

The New Ordinary Shares (nil paid) will be provisionally allotted to all Qualifying Shareholders on 19 March 2009. The provisional allotment is expected to be confirmed on 6 April 2009 and those Qualifying Shareholders entitled to New Ordinary Shares are expected to be entered on the Company’s register of members on 6 April 2009.

Holdings of Existing Ordinary Shares in certificated and uncertificated form or on different registers of members will be treated as separate holdings to calculate entitlements under the Rights Issue.

The New Ordinary Shares, when issued and fully paid, will rank for all dividends declared, made or paid after the date of allotment and issue of the New Ordinary Shares (except in respect of the fourth interim dividend of US$0.10 per Ordinary Share for the financial year ended 31 December 2008 declared by the Company today, as the New Ordinary Shares are being issued after the record date for this dividend) and otherwise pari passu with the Existing Ordinary Shares. The New Ordinary Shares, when issued, will be in registered form and will be capable of being held in certificated form and in uncertificated form through CREST or CCASS.

Underwriting

The Rights Issue is being underwritten.

Applications for Listing

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities, respectively, to the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Ordinary Shares (nil and fully paid) on the Main Board of the Hong Kong Stock Exchange, and to the New York Stock Exchange, Euronext Paris and the Bermuda Stock Exchange for listing of the New Ordinary Shares (fully paid). Application will also be made for the ADSs representing New Ordinary Shares to be listed and traded on the New York Stock Exchange. It is expected that UK Admission will become effective and that dealings in the New Ordinary Shares, nil paid, will commence on the London Stock Exchange at 8.00 a.m. on 20 March 2009. It is also expected that HK Admission will become effective at 9.30 a.m. (Hong Kong time) on 20 March 2009 and that dealings in the New Ordinary Shares, nil paid, will commence on the Main Board of the Hong Kong Stock Exchange at 9.30 a.m. (Hong Kong time) on 23 March 2009.

Financial impact of the Rights Issue

As at 31 December 2008, HSBC’s core equity tier 1 ratio was 7.0 per cent and its tier 1 ratio was 8.3 per cent. Adjusting for the proceeds of the Rights Issue, the core equity tier 1 ratio and tier 1 ratio would have been approximately 8.5 per cent and 9.8 per cent, respectively, on a pro forma basis as at 31 December 2008. HSBC is now raising the top of its target range for the tier 1 ratio so that the range will be from 7.5 per cent to 10 per cent.

Dividends

The Directors have declared a fourth interim dividend for 2008 of US$0.10 per Ordinary Share (in lieu of a final dividend) which, together with the first three interim dividends for 2008 of US$0.18 per Ordinary Share already paid, will make a total distribution in respect of the year of US$0.64 per Ordinary Share. The aggregate dividend payments per Ordinary Share for 2008 represent a decrease of 29 per cent in US$ terms and 15 per cent in sterling terms from the aggregate dividend payments in respect of 2007. The fourth interim dividend for 2008 will be payable on 6 May 2009, with a scrip dividend alternative, to Shareholders on the register on 20 March 2009. As the record date for this dividend is 20 March 2009, the New Ordinary Shares, when issued on 6 April 2009, will not rank for this dividend.

The Board intends to continue to pay quarterly interim dividends on the Ordinary Shares, with a pattern of three equal interim dividends with a variable fourth interim dividend. The level of dividends per Ordinary Share in future while reflecting the long-term growth of HSBC’s business will depend upon, among other things, expected future earnings, prevailing business conditions and capital requirements. It is envisaged that the first interim dividend in respect of 2009 will be US$0.08 per Ordinary Share. The Board has rebased the envisaged dividend per share for the first three interim dividends in respect of 2009 to reflect the impact of the foregoing factors and the impact of the enlarged ordinary share capital resulting from the Rights Issue.

Current trading and prospects

HSBC has today published its Annual Report and Accounts for the financial year ended 31 December 2008, full details of which are contained in a separate announcement and which can be viewed at www.hsbc.com/investor-relations. Business performance in January 2009 has been strong and ahead of HSBC’s expectations.

Intentions of the Directors

The Directors who are entitled to acquire New Ordinary Shares under the Rights Issue intend to take up in full their rights to acquire New Ordinary Shares other than the rights arising in connection with any Ordinary Shares the executive Directors hold through the Share Ownership Plan. In accordance with the basis on which the Share Ownership Plan operates, the trustees of the plan will sell such number of those rights during the nil paid dealing period to meet the cost of taking up the balance of such rights.

Suspension of transfers between registers

Since the UK Ex-Rights Date, the HK Ex-Rights Date and the Bermuda Ex-Rights Date are each fixed for different dates to cater for different regulations and market practices for rights issues in the UK, Hong Kong and Bermuda and because the Issue Price in Hong Kong dollars and United States dollars has been fixed on the 27 February 2009 (being the last Business Day prior to the release of this announcement), the Company has instructed the Registrars not to process removals of Ordinary Shares: (i) from the Hong Kong branch register to either the UK principal register or the Bermuda branch register from 9.30 a.m. (Hong Kong time) on 2 March 2009 until 4.30 p.m. (Hong Kong time) on 20 March 2009; (ii) from the UK principal register to either the Hong Kong branch register or the Bermuda branch register from 8.00 a.m. (UK time) on 2 March 2009 until 8.00 a.m. (UK time) on 20 March 2009; and (iii) from the Bermuda branch register to either the UK principal register or to the Hong Kong branch register from 9.00 a.m. (Bermuda time) on 2 March 2009 until 9.00 a.m. (Bermuda time) on 20 March 2009. Accordingly, Shareholders will not be able to transfer their Ordinary Shares between the registers during these times.

The Rights Issue is conditional, amongst other things, upon the passing, without material amendment, of the Resolutions and UK Admission having become effective by not later than 8.00 a.m. on 20 March 2009 (or such later time and date (being not later than 27 March 2009) as certain of the parties to the Underwriting Agreement may agree). If the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated prior to UK Admission, the Rights Issue will not proceed. Shareholders and prospective investors should note that any person who deals in Ordinary Shares in Bermuda from the Bermuda Ex-Rights Date and in Hong Kong from the HK Ex-Rights Date up until the time that UK Admission occurs bear the risk that the Rights Issue may not proceed. Shareholders and prospective investors should also note that the prices for those shares which are traded on an ex-rights basis may not be directly comparable with the prices for those shares which are still traded cum-rights.

As the Issue Price for HK Shareholders is in Hong Kong dollars, the Issue Price for Bermuda Shareholders is in United States dollars and the Issue Price for UK Shareholders is in pounds sterling, it will not be possible to transfer Nil Paid Rights from either the Hong Kong branch register or the Bermuda branch register to the UK principal register or vice versa or from the Hong Kong branch register to the Bermuda branch register or vice versa.

Qualifying Shareholders from Excluded Territories excluded from the Rights Issue

As required under Rule 13.36(2) of the HK Listing Rules, the Company has made enquiries regarding the legal restrictions under the applicable securities legislation of the relevant jurisdictions and the requirements of the relevant regulatory body or stock exchange with respect to making the Rights Issue in the Excluded Territories. The Company has obtained advice from legal advisers in each of the Excluded Territories that either: (i) the Prospectus will be required to be registered or filed with or subject to approval by the relevant authorities in these jurisdictions; or (ii) the Company or Qualifying Shareholders would need to take additional steps to comply with the local legal and regulatory requirements if the Rights Issue were extended to the Shareholders in these jurisdictions.

Having considered the circumstances, the Directors have formed the view that, other than subject to certain limited exceptions as agreed with the Company and certain of the Banks, it is necessary or expedient to exclude Shareholders in the Excluded Territories from being able to take up their rights under the Rights Issue due to the time and costs involved in the registration of the Prospectus and/or compliance with the relevant local legal or regulatory requirements in those jurisdictions.

Resumption of trading

Trading in the Ordinary Shares on the Hong Kong Stock Exchange was suspended with effect from 9.30 a.m. (Hong Kong time) on 2 March 2009 at the request of the Company pending the publication of this announcement. Application has been made to the Hong Kong Stock Exchange for the resumption of trading of the Ordinary Shares with effect from 9.30 a.m. (Hong Kong time) on 3 March 2009.

Expected timetable of principal events in the UK (all references below are to UK time)

2009
Suspension of removals of Ordinary Shares from the UK principal register to a branch register begins	8.00 a.m. on 2 March
UK Record Date for entitlements under the Rights Issue	5.00 p.m. on 13 March
“Ex” date for Ordinary Shares in respect of the fourth interim dividend	8.00 a.m. on 18 March
General Meeting	10.00 a.m. on 19 March
Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only)	19 March
UK Admission and start of offer period in the UK	8.00 a.m. on 20 March
Ordinary Shares marked “ex-rights” by the London Stock Exchange	8.00 a.m. on 20 March
Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 20 March
Suspension of removals of Ordinary Shares from the UK principal register to a branch register ends	8.00 a.m. on 20 March
Record date in respect of the fourth interim dividend	5.00 p.m. on 20 March
New Ordinary Shares credited to stock accounts in CREST (uncertificated holders only)	8.00 a.m. on 6 April
Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange	8.00 a.m. on 6 April
Announcement of results of the Rights Issue	by 8 April
Expected date of despatch of definitive share certificates for New Ordinary Shares in certificated form (certificated holders only)	by 14 April

Expected timetable of principal events in Hong Kong (all references below are to Hong Kong time)

2009
Suspension of removals of Ordinary Shares from the Hong Kong branch register to the UK principal register or the Bermuda branch register begins	9.30 a.m. on 2 March
Ordinary Shares marked “ex-rights” by the Hong Kong Stock Exchange	9.30 a.m. on 12 March
HK Record Date for entitlements under the Rights Issue	4.30 p.m. on 13 March
“Ex” date for Ordinary Shares in respect of the fourth interim dividend	9.30 a.m. on 18 March
General Meeting (held in the UK)	6.00 p.m. on 19 March
Despatch of Provisional Allotment Letters (to Qualifying Non-CCASS Shareholders only)	19 March
HK Admission and start of offer period in Hong Kong	9.30 a.m. on 20 March
Record date in respect of the fourth interim dividend (See Note (iv) below)	4.30 p.m. on 20 March
Suspension of removals of Ordinary Shares from the Hong Kong branch register to the UK principal register or Bermuda branch register ends	4.30 p.m. on 20 March
Dealings in New Ordinary Shares, nil paid, commence on the Hong Kong Stock Exchange	9.30 a.m. on 23 March
Last day for dealings in New Ordinary Shares, nil paid on the Hong Kong Stock Exchange	31 March
Announcement of results of the Rights Issue	by 8 April
Expected date of despatch of definitive share certificates for New Ordinary Shares in certificated form (certificated holders only)	by 8 April
New Ordinary Shares credited to stock accounts in CCASS (uncertificated holders only)	by 9.30 a.m. on 9 April
Dealings in New Ordinary Shares, fully paid, expected to commence on the Hong Kong Stock Exchange	9.30 a.m. on 9 April

Expected timetable of principal events in Bermuda (all references below are to Bermuda time)

2009
Suspension of removals of Ordinary Shares from the Bermuda branch register to the UK principal register or the Hong Kong branch register begins	9.00 a.m. on 2 March
Ordinary Shares marked “ex-rights” by the Bermuda Stock Exchange	9.00 a.m. on 11 March
Bermuda Record Date for entitlements under the Rights Issue	5.00 p.m. on 13 March
“Ex” date for Ordinary Shares in respect of the fourth interim dividend	9.00 a.m. on 18 March
General Meeting (held in the UK)	7.00 a.m. on 19 March
Despatch of Provisional Allotment Letters to Qualifying Bermuda Shareholders	19 March
Start of offer period in Bermuda	9.00 a.m. on 20 March
Suspension of removals of Ordinary Shares from the Bermuda branch register to the UK principal register or the Hong Kong branch register ends	9.00 a.m. on 20 March
Record date in respect of the fourth interim dividend	5.00 p.m. on 20 March
Dealings in New Ordinary Shares, fully paid, commence on the Bermuda Stock Exchange	9.00 a.m. on 6 April
Announcement of results of the Rights Issue	by 8 April

Summary expected timetable of principal events in the US (all references below are to New York City time) relating to holders of ADSs

2009
ADS Record Date	5.00 p.m. on 13 March
ADS subscription period commences	9.00 a.m. on 20 March
ADS subscription period ends	5.00 p.m. on 31 March
Expected date for issuance and delivery of the new ADSs	On or around 6 April

Notes to the preceding timetables:

(i)

Each of the times and dates set out in the above timetables and mentioned in this announcement and in any other document issued in connection with the Rights Issue is subject to change by the Company (with the agreement of certain of the Banks), in which event details of the new times and dates will be notified to the UK Listing Authority, the Hong Kong Stock Exchange, the Bermuda Stock Exchange, the New York Stock Exchange and Euronext Paris and, where appropriate, to Shareholders.

(ii)	If there is a tropical cyclone warning signal number 8 or above or a “black” rainstorm warning signal in force in Hong Kong at any time:

(a)

before 12.00 noon (Hong Kong time) but no longer in force after 12.00 noon (Hong Kong time) on the latest date for acceptance and payment in Hong Kong, the latest time for acceptance of and payment for the Rights Issue will be extended to 5.00 p.m. (Hong Kong time) on the same date; or

(b)

between 12.00 noon and 4.00 p.m. (Hong Kong time) on the latest date for acceptance and payment in Hong Kong, the latest time for acceptance of and payment for the Rights Issue will be postponed to 4.00 p.m. (Hong Kong time) on the following HK Business Day.

(iii)	The Company will notify Shareholders by way of announcement of any change to the expected timetables as soon as practicable.

(iv)	As the record date for the fourth interim dividend for the financial year ended 31 December 2008 is on 20 March 2009, the Hong Kong branch register will be closed on 20 March 2009.

The defined terms set out in the Appendix apply in this announcement. Unless otherwise stated references to time contained in this announcement are to UK time.

This announcement has been issued by and is the sole responsibility of HSBC Holdings plc.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from registration.

The distribution of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom, Hong Kong, Bermuda or the United States may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions. In particular, subject to certain exceptions as agreed with the Company and certain of the Banks, this announcement should not be distributed, forwarded to or transmitted in, into or from any of the Excluded Territories.

None of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letter and the New Ordinary Shares will be registered under the securities laws of any of the Excluded Territories and none of the Nil Paid Rights, the Fully Paid Rights or the New Ordinary Shares will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks). Accordingly, the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares may not be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks).

In particular, this announcement is not for distribution or release, directly or indirectly in or into Canada, India, Indonesia, Japan, Mexico, the Kingdom of Saudi Arabia, South Korea, Switzerland, Turkey, the United Arab Emirates or any other jurisdiction in which the distribution or release would be unlawful.

Neither the content of HSBC’s website nor any website accessible by hyperlinks on HSBC’s website is incorporated in, or forms part of, this announcement.

The aggregate nominal value of the New Ordinary Shares to be issued is US$2,530,119,532.50.

Exchange rate

For the purposes of this announcement, unless otherwise specified, any amounts converted into US$ were calculated by reference to the £ : US$ exchange rate of £1 : US$1.42145 at approximately 3.00 p.m. on 27 February 2009 (being the last Business Day prior to the release of this announcement) as published by Bloomberg and any amounts converted into HK$ were calculated by reference to the £ : HK$ exchange rate of £1 : HK$11.0236 at approximately 3.00 p.m. on 27 February 2009 (being the last Business Day prior to the release of this announcement) as published by Bloomberg.

Cautionary statement regarding forward-looking statements

This announcement contain certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

(i)	Changes in general economic conditions in the markets in which HSBC operates, such as:

•	continuing or deepening recessions and fluctuations in employment;
•

changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and pounds sterling) and government-established exchange rates (for example, between the Hong Kong dollar and US dollar);

•	volatility in interest rates;
•	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and Latin America;
•	lack of liquidity in wholesale funding markets;
•	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;
•	the length and severity of current market turmoil;
•	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;
•	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions; and
•	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

(ii)	Changes in government policy and regulation, including:

•

the monetary, interest rate and other policies of central banks and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the US Securities and Exchange Commission, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
•	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;
•	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

•

general changes in government policy that may significantly influence investor decisions, in particular in markets in which HSBC operates, including financial institutions newly taken into state ownership on a full or partial basis;

•	extraordinary governmental actions as a result of current market turmoil;
•	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;
•	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and
•	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.

(iii)	Factors specific to HSBC:

•

the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and

•	the success of HSBC in addressing operational, legal and regulatory and litigation challenges.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Subject to any applicable legal and/or regulatory requirements, HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir Brian Williamson†.

* Non-executive Director

† Independent non-executive Director

Appendix

Definitions

The following definitions set out below apply throughout this announcement unless the context otherwise requires:

“Admitted Institution”

an admitted institution of Euroclear France which holds Ordinary Shares on behalf of its clients through Euroclear France or, as the context so requires, an institution which holds Ordinary Shares on behalf of its clients through such an admitted institution

“ADS”	an American Depositary Share representing five Ordinary Shares
“ADS Record Date”	5.00 p.m. on 13 March 2009
“Banks”	the Underwriters and other financial institutions who are party to the Underwriting Agreement
“Basel Committee”	Basel Committee on Banking Supervision
“Basel II”	International Convergence of Capital Measurement and Capital Standards published by the Basel Committee in June 2006
“Bermuda branch register”	the Bermuda overseas branch register of members of the Company
“Bermuda Ex-Rights Date”	9.00 a.m. (Bermuda time) on 11 March 2009 or such other date as the Company may determine
“Bermuda Record Date”	5.00 p.m. (Bermuda time) on 13 March 2009 or such other date as the Company may determine
“Bermuda Shareholders”	Shareholders whose Ordinary Shares are registered on the Bermuda branch register
“Board”	the board of Directors of the Company
“Business Day”	any day on which banks are generally open in London and Hong Kong for the transaction of business other than a Saturday or Sunday or public holiday
“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC
“certificated” or “in certificated form”	a share or other security which is not held through CREST or CCASS

“Circular to Shareholders”	the circular to Shareholders to be dated 3 March 2009 and issued by the Company in connection with the Rights Issue, and including the notice of General Meeting
“Closing Price”	the closing, middle market quotation in pounds sterling of an Ordinary Share, as published in the Daily Official List
“Company”	HSBC Holdings plc
“core equity tier 1 capital”	tier 1 capital less innovative tier 1 securities and preference shares
“core equity tier 1 ratio”	the amount of core equity tier 1 capital as a proportion of risk-weighted assets
“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the Euroclear UK Regulations operated by Euroclear UK
“Daily Official List”	the daily official list of the London Stock Exchange
“Director”	a director of the Company
“Enlarged Share Capital”

the issued ordinary share capital of the Company following the issue of the New Ordinary Shares pursuant to the Rights Issue, assuming that no Ordinary Shares are issued pursuant to the exercise of options granted under the HSBC share plans between the Record Date and the date of completion of the Rights Issue

“Euroclear France”	Euroclear France, société anonyme, or the successor for the time being to such business, the French depositary and settlement institute
“Euroclear Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time
“Euroclear UK”	Euroclear UK & Ireland Limited
“Euronext Paris”	Euronext Paris, by Euronext, the French regulated market of the New York Stock Exchange
“Excluded Territories”

Canada, India, Indonesia, Japan, Mexico, the Kingdom of Saudi Arabia, South Korea, Switzerland, Turkey, the United Arab Emirates and any other jurisdiction where the extension or availability of the Rights Issue (and/or any other transaction contemplated thereby) would breach any applicable law

“Existing Ordinary Shares”	the Ordinary Shares in issue as at the Record Date
“French Subscription Agent”	CACEIS Corporate Trust

“Fully Paid Rights”	rights to acquire New Ordinary Shares, fully paid
“General Meeting”	the extraordinary general meeting of the Company to be held at 10.00 a.m. on 19 March 2009, notice of which is set out in the Circular to Shareholders
“HK$”	the lawful currency of Hong Kong
“HK Admission”	admission of the New Ordinary Shares, nil paid, to trading on the Main Board of the Hong Kong Stock Exchange
“HK Business Day”

a day (other than a Saturday, Sunday or a day on which either a tropical cyclone signal warning number 8 or above or a “black” rain storm warning signal is in force in Hong Kong) upon which the Hong Kong Stock Exchange is open for dealings

“HK Ex-Rights Date”	9.30 a.m. (Hong Kong time) on 12 March 2009 or such other date as the Company may determine
“HK Record Date”	4.30 p.m. (Hong Kong time) on 13 March 2009 or such other date as the Company may determine
“HK Shareholders”	Shareholders whose Ordinary Shares are registered on the Hong Kong branch register
“HKSCC”	Hong Kong Securities Clearing Company Limited
“Hong Kong”	the Hong Kong Special Administrative Region of The People’s Republic of China
“Hong Kong branch register”	the Hong Kong overseas branch register of members of the Company
“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“HSBC”	the Company or, as the context so requires, the HSBC Group
“HSBC Group”	the Company and each of its subsidiaries and subsidiary undertakings from time to time

“Issue Price”

254 pence per New Ordinary Share or, for HK Shareholders, HK$28.00 per New Ordinary Share (being the HK$ equivalent of 254 pence by reference to the £ : HK$ exchange rate at approximately 3.00 p.m. (UK time) on 27 February 2009 (being the last Business Day prior to the release of this announcement) as published by Bloomberg) or, for Bermuda Shareholders, US$3.61 per New Ordinary Share (being the US$ equivalent of 254 pence by reference to the £ : US$ exchange rate at approximately 3.00 p.m. (UK time) on 27 February 2009 (being the last Business Day prior to the release of this announcement) as published by Bloomberg)

“London Stock Exchange”	London Stock Exchange plc or its successor(s)
“New Ordinary Shares”	the Ordinary Shares to be issued by the Company pursuant to the Rights Issue
“New York Stock Exchange”	The New York Stock Exchange, Inc.
“Nil Paid Rights”	New Ordinary Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
“Official List”	the official list of the UK Listing Authority
“Ordinary Shares”	ordinary shares of US$0.50 each in the capital of the Company
“Prospectus”	the prospectus to be published by the Company relating to the Rights Issue
“Provisional Allotment Letter”	the provisional allotment letter issued to Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda Shareholders, as applicable
“Qualifying Bermuda Shareholders”	Qualifying Shareholders holding Ordinary Shares on the Bermuda branch register
“Qualifying CCASS Shareholders”	persons holding an interest in the Ordinary Shares on the Hong Kong branch register through CCASS on the HK Record Date
“Qualifying CREST Shareholders”	Qualifying Shareholders holding Ordinary Shares on the UK principal register through CREST
“Qualifying Euroclear Shareholders”	Qualifying Shareholders holding Ordinary Shares in uncertificated form in Euroclear France
“Qualifying Non-CCASS Shareholders”	Qualifying Shareholders holding Ordinary Shares on the Hong Kong branch register in certificated form (that is, not through CCASS)
“Qualifying Non-CREST Shareholders”	Qualifying Shareholders holding Ordinary Shares on the UK principal register in certificated form (that is, not through CREST)
“Qualifying Shareholders”	Shareholders on the relevant register of members of the Company on the Record Date

“Record Date”	for the UK Shareholders, the UK Record Date or, for HK Shareholders, the HK Record Date or, for Bermuda Shareholders, the Bermuda Record Date or, for holders of ADSs, the ADS Record Date
“Registrars”	Computershare Investor Services PLC, Computershare Hong Kong Investor Services Limited, Corporate Shareholder Services and The Bank of Bermuda Limited
“Resolutions”	the resolutions to be proposed at the General Meeting in connection with the Rights Issue, notice of which is set out in the Circular to Shareholders
“Rights Issue”

the proposed offer by way of rights to Qualifying Shareholders to acquire New Ordinary Shares, on the terms and conditions to be set out in the Prospectus (or in the US Prospectus, as the case may be) and, in the case of Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda Shareholders only, the Provisional Allotment Letter

“SEC”	the United States Securities and Exchange Commission
“Share Ownership Plan”	the HSBC Holdings UK Share Ownership Plan
“Shareholders”	holders of Ordinary Shares
“sterling” or “£”	the lawful currency of the United Kingdom
“tier 1” and “tier 1 capital”	have the meanings given to such terms in the General Prudential Sourcebook (as set out in the UK Financial Services Authority Handbook) as at 31 December 2008
“tier 1 ratio”	the amount of tier 1 capital as a proportion of risk-weighted assets
“UK Admission”	admission of the New Ordinary Shares, nil paid, to the Official List and to trading on the market for listed securities of the London Stock Exchange
“UK Ex-Rights Date”	8.00 a.m. on 20 March 2009 or such other date as the Company may determine
“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000 (as amended)
“UK principal register”	the UK principal register of members of the Company
“UK Record Date”	5.00 p.m. on 13 March 2009 or such other date as the Company may determine

“UK Shareholders”	Shareholders whose Ordinary Shares are registered on the UK principal register
“uncertificated” or “in uncertificated form”

a share or other security recorded on the relevant register of the share or security concerned as being, or interests in which are, held (i) in CREST and title to which by virtue of the Euroclear Regulations, may be transferred by means of CREST or (ii) in CCASS and title to or interests in which, by virtue of the General Rules of CCASS and CCASS Operational Procedures, may be transferred by means of CCASS

“Underwriters”	the financial institutions underwriting the Rights Issue under the terms of the Underwriting Agreement
“Underwriting Agreement”	the conditional underwriting agreement dated 2 March 2009 between the Company and the Banks
“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
“US$”	the lawful currency of the United States
“US Prospectus”

the prospectus pursuant to which the Rights Issue will be made to Qualifying Shareholders in the United States and ADS holders and which will form part of a registration on Form F-3 to be filed with the SEC on or about 19 March 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford

Title: Assistant Group Secretary

Date: March 2, 2009